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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                _______________

                                  Schedule TO

                             Tender Offer Statement
                       Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                _______________

                                G&L Realty Corp.
                       (Name of Subject Company (Issuer))

                                G&L Tender, LLC
                               Daniel M. Gottlieb
                               Steven D. Lebowitz
                      (Names of Filing Persons (Offerors))

                   10.25% Series A Cumulative Preferred Stock
                    9.8% Series B Cumulative Preferred Stock
                         (Title of Class of Securities)

                                   361271208
                                   361271307

                     (CUSIP Number of Class of Securities)

                                _______________

                               Daniel M. Gottlieb
                               c/o G&L Tender LLC
                            439 North Bedford Drive
                            Beverly Hills, CA 90210
                                 (310) 273-9930
          (Name, Address, and Telephone Number of Person Authorized to
       Receive Notice and Communications on Behalf of the Filing Persons)

                                With a Copy to:
                            Neal H. Brockmeyer, Esq.
                      Heller Ehrman White & McAuliffe LLP
                     601 South Figueroa Street, 40th Floor
                         Los Angeles, California 90017
                                 (213) 689-0200

                                _______________

                           Calculation of Filing Fee

Transaction Valuation:                          Amount of Filing Fee:
      $3,500,000                                       $700


  [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

  Amount Previously Paid:  None

  Form or Registration No.:  Not Applicable

  Filing Party:  Not Applicable

  Date Filed:  Not Applicable

  [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]  third-party tender offer subject to Rule 14d-1.

  [_]  issuer tender offer subject to Rule 13e-4.

  [_]  going-private transaction subject to Rule 13e-3.

  [X]  amendment to Schedule 13D under Rule 13d-2.

  Check the box if the filing is a final amendment reporting the results of the tender offer: [_]
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     This Schedule TO (the "Schedule TO") is being jointly filed by (i) G&L Tender LLC, a Delaware limited liability company (the "Purchaser"), (ii) Daniel
M. Gottlieb and (iii) Steven D. Lebowitz, in connection with proposed tender offers of up to 100,000 shares of 10.25% Series A Cumulative Preferred Stock (the "Series A Preferred Shares") and up to 102,941 shares of 9.8% Series B Cumulative Preferred Stock (the "Series B Preferred Shares") of G&L Realty Corp., a Maryland corporation (the "Company"), at a purchase price of $17.50 per Series A Preferred Share and $17.00 per Series B Preferred Share, net to seller in cash without interest. Messrs. Gottlieb and Lebowitz are the sole members of Purchaser.

ITEMS 1-11.

     The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO.

ITEM 12.  Exhibits.

     (a)  (1)  Offer to Purchase, dated October 5, 2001.

          (2) Letter of Transmittal to the holders of 10.25% Series A Cumulative Preferred Stock.

          (3) Letter of Transmittal to the holders of 9.8% Series B Cumulative Preferred Stock.

          (4)  Notice of Guaranteed Delivery.

          (5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (6) Letter to Clients for use by Brokers, Dealers, Commercial Banks and Other Nominees.

          (7) Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

     (b) (1) Commitment Letter dated April 3, 2001 among GMAC Commercial Mortgage Corporation and Messrs. Gottlieb and Lebowitz.

          (2)  Amendment No.1 to the Commitment Letter dated September 28, 2001.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              G&L TENDER, LLC


                              By:  /s/ Daniel M. Gottlieb
                                   ----------------------------
                                   Daniel M. Gottlieb, Member


                              By:  /s/ Steven D. Lebowitz
                                   ----------------------------
                                   Steven D. Lebowitz, Member

                              /s/ Daniel M. Gottlieb
                              --------------------------------
                              Daniel M. Gottlieb

                              /s/ Steven D. Lebowitz
                              --------------------------------
                              Steven D. Lebowitz

Dated: October 5, 2001